EXHIBIT 21
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News Release
C-99024

               Cross-License Agreement Expected to Bring
             More Than $1 Billion to TI Over Next 10 Years;

             Agreement Follows Jury Decision that Validates
                   Strength and Breadth of TI Patents

Dallas (May 23, 1999) - Texas Instruments said today it signed a 10-year cross-license agreement with Hyundai Electronics Industries Co., the world's second largest producer of memory chips. Based on projected Hyundai integrated circuit revenues over the term of the agreement, TI expects to receive royalty payments of more than $1 billion. This agreement comprehends the planned merger between Hyundai and LG Semicon Co. Ltd.

The cross-license agreement follows a jury trial in U.S. District Court for the Eastern District of Texas that was concluded in March 1999 in TI's favor. In that trial, the jury found that TI's patents were valid and that Hyundai willfully infringed them.

TI had been working to negotiate a cross-license agreement with Hyundai since 1997, when a previous agreement between the companies expired. After negotiations failed, TI filed patent infringement cases against Hyundai in May 1998 in the United States, Great Britain, France, Germany, The Netherlands and Japan. With the new agreement, all remaining litigation between TI and Hyundai is settled. The agreement is retroactive to November 1997 and will expire at the end of 2007.

The royalties to be paid by Hyundai over the life of this new agreement are significantly more than those paid under the previous agreement. "The jury decision and the subsequent settlement are indicative of the strength of TI's portfolio of more than 6,000 patents," said Richard J. Agnich, senior vice president and general counsel of Texas Instruments. "These patents have resulted from billions of dollars of R&D investments over many years. We'll license our technology, but we won't give it away."

The patents highlighted in the federal court trial were only two of a number of patents in TI's portfolio that were involved in the litigation with Hyundai. These patents, known as the "Head Patents" after TI inventor Claude Head, cover the intelligent transfer of work within an asynchronously automated assembly line and are considered essential to the efficient operation of modern automated wafer fabrication facilities.

TI expects to accrue approximately $86 million in the second quarter of 1999 for catch-up royalties due under the new agreement, including $27 million for the first quarter of 1999. Net of resulting expense and taxes, the catch-up payment is expected to add about $0.12 to TI's earnings per share in the second quarter. This earnings-per-share amount is based on the number of shares outstanding as of March 31, 1999.

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NOTE TO EDITORS:  Texas Instruments Incorporated is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. Headquartered in Dallas, Texas, the company's businesses also include materials and controls, educational and productivity solutions, and digital imaging. The company has manufacturing or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.


Safe Harbor Statement: Statements contained in this press release concerning expectations for royalty payments to be paid to TI by Hyundai, the effect of such royalty payments on TI's earnings per share and other statements of management's beliefs, goals and expectations are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. Expected royalty payments, which will affect TI's results, are based on assumptions with respect to Hyundai's future worldwide integrated circuit revenues. Hyundai's actual revenues may differ depending on factors including general market conditions and demand for its integrated circuits. The actual level of such revenues is entirely beyond TI's control. TI's expected earnings-per-share amount is based on assumptions with respect to TI's results of operations. The actual results of operations may differ. Refer to TI's Form 10-K for the year 1998 for more information on the risks and uncertainties that could cause actual results to differ. We disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.